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                            March 3, 2021

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.,
       Ra   anana, 436650
       Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
17, 2021
                                                            CIK No. 0001837493

       Dear Mr. Ben-Noon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Company, page 1

   1. We note your response to prior comment 1 and updated disclosure and re-issue in part.
                                                        Please revise the
disclosure in the 4th paragraph on page 1 of your document regarding mortality rates for
patients on MV and the increase in mortality rates due to COVID-19 to be consistent with your
revised disclosure on pages 66 and 73.
 Dagi Ben-Noon
Inspira Technologies OXY B.H.N. Ltd
March 3, 2021
Page 2
Currently Available Respiratory Support Solutions and Their Limitations, page
68

2. We note your response to prior comment 9 and re-issue in part. Please revise Table 2 to clearly disclose the products or systems that are being used in the left-most and center columns of the comparison chart.
Management
Compensation, page 85

3. Please update your executive compensation information in this section to include compensation for the year ended December 31, 2020. Refer to Item 6.B. of Form 20-F
      (incorporated into Item 4 of Form F-1).
Financial Statements of Inspira Technologies OXY B.H.N. Ltd., page F-1

4. Please provide your updated financial statements in your next amendment, or tell us how you determined that you comply with the updating requirements of Item 8 of Form 20-F.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDagi Ben-Noon
                                                           Division of
Corporation Finance
Comapany NameInspira Technologies OXY B.H.N. Ltd
                                                           Office of Life
Sciences
March 3, 2021 Page 2
cc:       David Huberman, Esq.
FirstName LastName